UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2003

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 11, 2003	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2003	Cameco Corporation

	By:	“Gary M.S. Chad" Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Listed	Share Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco to Announce Earnings from Bruce Power on July 25

Saskatoon, Saskatchewan, Canada, July 11, 2003

Cameco Corporation will report its share of Bruce Power’s second quarter results on July 25, 2003. Full second quarter results for Cameco will be released on July 31, 2003.

The earlier release of the Bruce Power results is timed to coincide with TransCanada PipeLines Limited’s second quarter results, which also include earnings from Bruce Power. Cameco and TransCanada each have a 31.6% interest in the Bruce Power Limited Partnership.

Cameco plans to hold a conference call on August 1, 2003 to discuss the full quarter results. The details of the conference call will be included in the July 31, 2003 news release.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries	Lyle Krahn	(306) 956-6316

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